 

05035982

VF3-7-05

ED STATES
XCHANGE COMMISSION
_on, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
SEC MAIL
FEB 2 5 2005
WASH. D.C. 213
PROCESSING SECTION

SEC FILE NUMBER
8- 47752

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-01-04___ AND ENDING ___12-31-04___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arcadia Investment Corporation

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

513 NW 13th Avenue, Suite 302

(No. and Street)

Portland   Oregon   97209

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John G. Taylor   (503) 248-9762

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.

(Name – *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800   Portland   Oregon   97204

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 5 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, <u>John G. Taylor</u>, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of <u>Arcadia Investment Corporation</u>, as of <u>December 31</u>, 20 <u>04</u>, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

OFFICIAL SEAL
DAVID T. ARTMANN
NOTARY PUBLIC-OREGON
COMMISSION NO. 383294
MY COMMISSION EXPIRES AUG. 2, 2008

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Operations.
- [X] (d) Statement of Changes in Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath of Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



GEFFEN MESHER

& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

We have audited the accompanying statement of financial condition of Arcadia Investment Corporation as of December 31, 2004 and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arcadia Investment Corporation as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen, Mesher & Company, P.C.

January 28, 2005

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

Member of DFK INTERNATIONAL

1

ARCADIA INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2004

Assets

Cash and cash equivalents	$	454,749
Deposit with carrying broker		50,000
Receivable from carrying broker		201,964
Equipment, net of accumulated depreciation of $141,558		21,417
Investments		33,900
Deposits and other assets		41,913
	$	803,943

Liabilities

Accounts payable and accrued expenses	$	136,575
Accrued profit sharing		116,681
Notes payable, shareholders		50,000
		303,256

Commitments

Shareholders' equity

Common stock, no par value; 10,000,000 shares authorized, 22,222 shares issued and outstanding		131,404
Accumulated other comprehensive loss	(	8,400)
Retained earnings		377,683
		500,687
	$	803,943

ARCADIA INVESTMENT CORPORATION
STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2004

Revenues

Commissions and other fees	$ 3,091,194
Interest income	12,650
	3,103,844

Expenses

Employee compensation	1,445,894
Payroll taxes	55,539
Employee benefits	162,870
Commissions and floor brokerage	352,467
Communication	53,479
Depreciation	11,193
Dues and subscriptions	40,351
Insurance	7,286
Interest	5,181
Interest, shareholders	4,500
Miscellaneous	8,138
Postage	4,339
Professional fees	41,557
Regulatory fees	8,309
Rent	37,620
Supplies and printing	11,488
Taxes and licenses	37,807
Training and seminars	20
Travel and entertainment	49,817
	2,337,855

Net income	$ 765,989

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2004

	Common stock		Accumulated other comprehensive loss	Retained earnings	Total
	Shares	Amount			
Balances at beginning of year	22,222	$ 131,404	($ 10,650)	$ 711,694	$ 832,448
Net income				765,989	765,989
Distributions				(1,100,000)	(1,100,000)
Unrealized gain on marketable security			2,250		2,250
Balances at end of year	22,222	$ 131,404	($ 8,400)	$ 377,683	$ 500,687

ARCADIA INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities		
Net income	$	765,989
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		11,193
Change in operating assets and liabilities		
Receivable from carrying broker		250,566
Deposits and other assets	(	20,021)
Accounts payable and accrued expenses	(	139,520)
Accrued profit sharing		2,714
Net cash provided by operating activities		870,921
Cash flows from investing activities		
Acquisition of equipment	(	3,482)
Net cash used in investing activities	(	3,482)
Cash flows from financing activities		
Distributions to shareholders	(	1,100,000)
Net cash used in financing activities	(	1,100,000)
Net decrease in cash and cash equivalents	(	232,561)
Cash and cash equivalents at beginning of year		687,310
Cash and cash equivalents at end of year	$	454,749
Supplemental disclosure of cash flow information		
Cash paid during the year for interest	$	9,681
Cash paid during the year for state and local income taxes	$	37,697

YEAR ENDED DECEMBER 31, 2004

1. Line of business and significant accounting policies

Line of business

The Company operates principally as a fully disclosed securities broker dealer with institutional customers throughout the United States. Operations further consist of consulting activities and advisory services for capital resources.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition

Security transactions and related commission revenue and expense are recorded on a settlement date basis, generally the third business day following the transaction. Differences between trade date and settlement date, if any, are not significant.

Revenues from consulting activities and advisory services are recorded as fees when earned under the terms of the related agreements.

Concentrations of credit risk

The Company has cash and cash equivalents in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Cash equivalents

Cash equivalents are funds in a money market account and are recorded at cost, which approximates fair value. The Company considers short-term, highly liquid investments with an original maturity date of three months or less to be cash equivalents.

Investments

Long-term marketable securities held as investments are adjusted to fair market value through recognition of accumulated other comprehensive loss.

Equipment

Equipment is stated at cost. Depreciation is being provided on a straight-line method over the estimated useful lives of the related assets.

Income taxes

The Company, with the consent of its shareholders, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholders of an "S" Corporation are taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

YEAR ENDED DECEMBER 31, 2004

2. Net capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. As a result, the minimum net capital required is the greater of $100,000 or 1/15th of aggregate indebtedness, as defined. At December 31, 2004, the Company has net capital and required net capital of $396,363 and $100,000, respectively, and a ratio of aggregate indebtedness to net capital of .64 to 1. Net capital and required net capital may fluctuate on a daily basis.

3. Accounts payable

Included in accounts payable are approximately $62,000 in checks issued that have not been presented to the bank for payment.

4. Notes payable, shareholders

The notes payable, shareholders, relate to assets necessary and essential to the business of the Company. The demand notes payable have a 9% interest rate and are collateralized by marketable securities, which are on deposit with the Company's carrying broker.

5. Commitments

Lease
The Company occupies office space under a lease expiring through December 2005, which is accounted for as an operating lease and has a six month cancellation provision. The 2005 minimum lease payments under the initial lease terms are approximately $40,000.

Shareholder agreement
The Company has a shareholder agreement in effect which restricts the transfer of shares of common stock. The agreement provides the Company with the option to purchase a shareholder's interest upon termination of employment, death, disability or normal retirement for an agreed upon purchase price and with specified payment terms.

6. Employee benefit programs

The Company has a 401(k) plan covering substantially all employees who meet prescribed requirements. The employer's portion of contributions is at the discretion of the Board of Directors, but limited to the amount deductible for federal income tax purposes. A profit sharing contribution of approximately $117,000 was declared for the year ended December 31, 2004. The 401(k) plan was amended effective January 1, 2004 to limit employee matching contributions to not to exceed four percent of compensation.

ARCADIA INVESTMENT CORPORATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2004

Net capital
Total shareholders' equity		$	500,687

Less
Nonallowable assets

Equipment	$	21,417	
Deposits and other assets		41,913	
			63,330
Net capital before haircut			437,357
Haircuts, cash equivalents and non-market investments			40,994
Net capital		$	396,363

Aggregate indebtedness
Accounts payable and accrued expenses and other liabilities		$	253,256

Computation of basic net capital requirements
Minimum net capital required		$	100,000
Excess net capital		$	296,363
Excess of net capital at 1,000%		$	371,037
Ratio of aggregate indebtedness to net capital			0.64 to 1

Reconciliation with Company's computation
Net capital, as reported in the Company's Part IIA (unaudited)		$	407,901
Audit adjustment for increase in accrued expenses		(	11,538)
Net capital per above		$	396,363

YEAR ENDED DECEMBER 31, 2004

Exemptive provisions

The Company is exempt from Rule 15c3-3 because the Company does not receive or hold any customer securities or cash.



GEFFEN MESHER
& COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17a-5

Board of Directors
Arcadia Investment Corporation
Portland, Oregon

In planning and performing our audit of the financial statements of Arcadia Investment Corporation for the year ended December 31, 2004, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons.

Recordation of differences required by Rule 17a-13.

Complying with the requirements for prompt payment for securities under Section 8 of
Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of a control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

888 S.W. Fifth Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

10

 Member of DFK INTERNATIONAL

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they might become inadequate because of changes in conditions and that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Arcadia Investment Corporation to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Geffen, Mesher & Company, P.C.

January 28, 2005

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2004

GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

ARCADIA INVESTMENT CORPORATION

FORM X-17A-5 PART IIA
OF THE FOCUS REPORT OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2004

ARCADIA INVESTMENT CORPORATION
TABLE OF CONTENTS

YEAR ENDED DECEMBER 31, 2004

Page

	Facing page and cover form
1	Independent auditors' report

Financial statements

2	Statement of financial condition
3	Statement of operations
4	Statement of changes in shareholders' equity
5	Statement of cash flows
6-7	Notes to financial statements

Accompanying information to financial statements

8	Computation of net capital under Rule 15c3-1
9	Exemption from reserve requirements under Rule 15c3-3
10-11	Independent auditors' report on internal accounting control required by SEC Rule 17a-5